



KITE REALTY GROUP TRUST
QUARTERLY FINANCIAL SUPPLEMENT
December 31, 2008
<u>Investor Relations Contacts:</u>
Daniel R. Sink, Chief Financial Officer
Adam Chavers, Investor Relations Manager
30 S. Meridian Street
Indianapolis, IN 46204
317.577.5600



KRG
LISTED
NYSE
KITEREALTY.COM

SUPPLEMENTAL INFORMATION – DECEMBER 31, 2008

PAGE NO.	TABLE OF CONTENTS

CORPORATE PROFILE

General Description

Kite Realty Group Trust is a full-service, vertically integrated real estate company engaged primarily in the development, construction, acquisition, ownership and operation of high-quality neighborhood and community shopping centers in selected markets in the United States. We are organized as a real estate investment trust ("REIT") for federal income tax purposes. As of December 31, 2008, we owned interests in 56 operating properties totaling approximately 8.9 million square feet, an additional 0.7 million square feet in three properties currently under development and another 0.5 million square feet in five properties under redevelopment.

Our strategy is to maximize the cash flow of our operating properties, successfully complete the construction and lease-up of our development portfolio and identify additional growth opportunities in the form of new developments and acquisitions. New investments are focused in the shopping center sector, although we may selectively pursue commercial development or acquisition opportunities in markets where we currently operate and where we believe we can leverage existing infrastructure and relationships to generate attractive risk-adjusted returns.

Company Highlights as of December 31, 2008

➢ Operating Retail Properties	52
➢ Operating Commercial Properties	4
➢ Total Properties Under Development	3
➢ Total Properties Under Redevelopment	5
➢ States	9
➢ Total GLA/NRA of Operating Properties	8,872,012
➢ Owned GLA/NRA of Operating Properties	5,458,059
➢ Total GLA of Properties Under Development/Redevelopment	1,193,728
➢ Percentage of Owned GLA/NRA Leased – Total Portfolio	91.7%
➢ Percentage of Owned GLA Leased – Retail Operating	91.2%
➢ Percentage of Owned NRA Leased – Commercial Operating	96.5%
➢ Total Full-Time Employees, including 77 home office employees	107

Stock Listing: New York Stock Exchange symbol: KRG

CONTACT INFORMATION

Corporate Office
30 South Meridian Street, Suite 1100
Indianapolis, IN 46204
1-888-577-5600
317-577-5600
www.kiterealty.com

Investor Relations Contacts:

Dan Sink, Chief Financial Officer
Adam Chavers, Director of Investor Relations
Kite Realty Group Trust
30 South Meridian Street, Suite 1100
Indianapolis, IN 46204
(317) 577-5609
dsink@kiterealty.com
achavers@kiterealty.com

Transfer Agent:

BNY Mellon Shareholder Services
Mr. James Balsan
480 Washington Blvd., 29th Floor
Jersey City, NJ 07310
(800) 820-8521

Stock Specialist:

Barclays Capital
45 Broadway
20th Floor
New York, NY 10006
(646) 333-7000

Analyst Coverage:

BMO Capital Markets
Mr. Paul E. Adornato, CFA
(212) 885-4170
paul.adornato@bmo.com

Cantor Fitzgerald
Mr. Philip J. Martin
(312) 469-7485
pmartin@cantor.com

Citigroup Global Markets
Mr. Michael Bilerman
(212) 816-1383
michael.bilerman@citigroup.com

Goldman, Sachs & Co.
Mr. Jonathan Haberman
(917) 343-4260
jonathan.haberman@gs.com

Janney Montgomery Scott
Stephie M. Krewson/Daniel P. Donlan
(215) 665-6385/(215) 665-6476
skrewson@jmsonline.com
ddonlan@jmsonline.com

Analyst Coverage:

Keefe, Bruyette & Woods
Stephen Swett
(212) 887-3680
sswett@kbw.com

Raymond James
Mr. Paul Puryear
(727) 567-2253
paul.puryear@raymondjames.com

RBC Capital Markets
Mr. Rich Moore
(440) 715-2646
rich.moore@rbccm.com

Stifel, Nicholaus & Company, Inc.
Mr. David M. Fick, CPA/Mr. Nathan Isbee
(443) 224-1308/(443) 224-1346
dmfick@stifel.com
nisbee@stifel.com

Wachovia Securities
Mr. Jeffrey J. Donnelly, CFA
(617) 603-4262
jeff.donnelly@wachovia.com

Interim Information

This Quarterly Financial Supplement contains historical information of Kite Realty Group Trust ("the Company" or "KRG") and is intended to supplement the Company's Quarterly Report on Form 10-K for the year ended December 31, 2008 to be filed on or about March 16, 2008, which should be read in conjunction with this supplement. The supplemental information is unaudited, although it reflects all adjustments which, in the opinion of management, are necessary for a fair presentation of operating results for the interim periods.

Forward-Looking Statements

This supplemental information package contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, performance, transactions or achievements, financial or otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to:

- national and local economic, business, real estate and other market conditions;
- the ability of tenants to pay rent;
- the competitive environment in which the Company operates;
- financing risks; including access to capital at desirable terms
- property ownership and management risks;
- the level and volatility of interest rates;
- financial stability of tenants;
- the Company's ability to maintain its status as a REIT for federal income tax purposes;
- acquisition, disposition, development and joint venture risks;
- potential environmental and other liabilities;
- other factors affecting the real estate industry generally; and
- other risks identified in reports the Company files with the Securities and Exchange Commission ("the SEC") or in other documents that it publicly disseminates, including, in particular, the section titled "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 to be filed on or about March 16, 2008 and in our quarterly reports on Form 10-Q.

The Company undertakes no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Funds from Operations

Funds from Operations (FFO) is a widely used performance measure for real estate companies and is provided here as a supplemental measure of operating performance. We calculate FFO in accordance with the best practices described in the April 2002 National Policy Bulletin of the National Association of Real Estate Investment Trusts (NAREIT), which we refer to as the White Paper. The White Paper defines FFO as net income (determined in accordance with generally accepted accounting principles (GAAP)), excluding gains (or losses) from sales of depreciated property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

Considering the nature of our business as a real estate owner and operator, we believe that FFO is helpful to investors in measuring our operational performance because it excludes various items included in net income that do not relate to or are not indicative of our operating performance, such as gains or losses from sales of depreciated property and depreciation and amortization, which can make periodic and peer analyses of operating performance more difficult. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance, is not an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, and is not indicative of funds available to satisfy our cash needs, including our ability to make distributions. Our computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

Net Operating Income

Net operating income (NOI) is provided here as a supplemental measure of operating performance. NOI is defined as property revenues less property operating expenses, excluding depreciation and amortization, interest expense and other items. We believe this presentation of NOI is helpful to investors as a measure of our operational performance because it is widely used in the real estate industry to measure the performance of real estate assets without regard to various items, included in net income, that do not relate to or are not indicative of operating performance, such as depreciation and amortization, which can vary depending upon accounting methods and book value of assets. We also believe NOI helps our investors to meaningfully compare the results of our operating performance from period to period by removing the impact of our capital structure (primarily interest expense on our outstanding indebtedness) and depreciation of the basis in our assets from our operating results. NOI should not, however, be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance.

CORPORATE STRUCTURE CHART – DECEMBER 31, 2008



Kite Realty Group Trust
(the Company)
"General Partner"
80.9%
Operating Partnership
Unit Holders
"Limited Partners"
19.1%
Kite Realty Group, L. P.
(the "Operating Partnership")
100%
KRG Management, LLC
100%
KRG Development, LLC
(d/b/a Kite Development)
Property Entities
100%
KRG Construction, LLC
100%
Kite Realty Holdings, LLC
(Taxable REIT Subsidiary)
Kite Realty Advisors, LLC
(d/b/a KMI Realty Advisors)
Kite Realty Construction, LLC
Kite Realty Development, LLC
Build-to-Suit to sell entities

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	December 31, 2008	December 31, 2007
Assets:		
Investment properties, at cost:		
Land	$ 227,781,452	$ 210,486,125
Land held for development	25,431,845	23,622,458
Buildings and improvements	690,161,336	624,500,501
Furniture, equipment and other	5,024,696	4,571,354
Construction in progress	191,106,309	187,006,760
	1,139,505,638	1,050,187,198
Less: accumulated depreciation	(104,051,695)	(84,603,939)
	1,035,453,943	965,583,259
Cash and cash equivalents	9,917,875	19,002,268
Tenant receivables, including accrued straight-line rent of $7,221,882 and $6,653,244, respectively, net of allowance for uncollectible accounts	17,776,282	17,200,458
Other receivables	10,357,679	7,124,485
Investments in unconsolidated entities, at equity	1,902,473	1,079,937
Escrow deposits	11,316,728	14,036,877
Deferred costs, net	21,167,288	20,563,664
Prepaid and other assets	4,159,638	3,643,696
Total Assets	$ 1,112,051,906	$ 1,048,234,644
Liabilities and Shareholders' Equity:		
Mortgage and other indebtedness	$ 677,661,466	$ 646,833,633
Accounts payable and accrued expenses	53,144,015	36,173,195
Deferred revenue and other liabilities	24,594,794	26,127,043
Cash distributions and losses in excess of net investment in unconsolidated entities, at equity	—	234,618
Minority interest	4,416,533	4,731,211
Total Liabilities	759,816,808	714,099,700
Commitments and contingencies		
Limited Partners' interests in Operating Partnership	67,276,904	74,512,093
Shareholders' Equity:		
Preferred Shares, $.01 par value, 40,000,000 shares authorized, no shares issued and outstanding	—	—
Common Shares, $.01 par value, 200,000,000 shares authorized 34,181,179 shares and 28,981,594 shares issued and outstanding at December 31, 2008 and December 31, 2007, respectively	341,812	289,816
Additional paid in capital and other	343,631,595	293,897,673
Accumulated other comprehensive loss	(7,739,154)	(3,122,482)
Accumulated deficit	(51,276,059)	(31,442,156)
Total Shareholders' Equity	284,958,194	259,622,851
Total Liabilities and Shareholders' Equity	$ 1,112,051,906	$ 1,048,234,644

CONSOLIDATED STATEMENTS OF OPERATIONS – THREE AND TWELVE MONTHS (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,	
	2008	2007	2008	2007
Revenue:				
Minimum rent	$ 17,065,771	$ 18,364,742	$ 71,862,956	$ 72,083,108
Tenant reimbursements	3,559,921	4,535,221	17,735,551	18,401,181
Other property related revenue	2,069,383	3,048,596	13,998,650	11,010,553
Construction and service fee revenue	19,148,029	13,629,831	39,103,151	37,259,934
Total revenue	41,843,104	39,578,390	142,700,308	138,754,776
Expenses:				
Property operating	4,729,181	3,684,425	17,108,464	15,121,325
Real estate taxes	2,172,974	3,068,768	11,977,099	11,917,299
Cost of construction and services	16,860,243	10,950,145	33,788,008	32,077,014
General, administrative, and other	1,461,951	1,540,623	5,884,152	6,298,901
Depreciation and amortization	10,898,729	7,991,774	35,446,575	31,850,770
Total expenses	36,123,078	27,235,735	104,204,298	97,265,309
Operating income	5,720,026	12,342,655	38,496,010	41,489,467
Interest expense	(7,254,291)	(7,048,534)	(29,372,181)	(25,965,141)
Income tax expense of taxable REIT subsidiary	(391,053)	(466,233)	(1,927,830)	(761,628)
Other income	15,497	59,197	158,024	778,552
Minority interest in income of consolidated subsidiaries	(23,877)	(323,411)	(61,707)	(587,413)
Income from unconsolidated entities	629,490	72,811	842,425	290,710
Gain on sale of unconsolidated property	1,233,338	—	1,233,338	—
Limited Partners' interests in the Operating Partnership	81,310	(1,023,328)	(2,014,136)	(3,399,534)
Income from continuing operations	10,440	3,613,157	7,353,943	11,845,013
Discontinued operations:				
Operating income from discontinued operations, net of Limited Partners' interests	106,764	31,835	850,745	95,551
(Loss) gain on sale of operating property, net of Limited Partners' interests	(2,111,562)	1,582,119	(2,111,562)	1,582,119
(Loss) income from discontinued operations	(2,004,798)	1,613,954	(1,260,817)	1,677,670
Net (loss) income	$ (1,994,358)	$ 5,227,111	$ 6,093,126	$ 13,522,683
Income (loss) per common share – basic				
Continuing operations	$ 0.00	$ 0.12	$ 0.24	$ 0.41
Discontinued operations	(0.06)	0.06	(0.04)	0.06
	$ (0.06)	$ 0.18	$ 0.20	$ 0.47
Income (loss) per common share – diluted				
Continuing operations	$ 0.00	$ 0.12	$ 0.24	$ 0.40
Discontinued operations	(0.06)	0.06	(0.04)	0.06
	$ (0.06)	$ 0.18	$ 0.20	$ 0.46
Weighted average common shares outstanding - basic	33,920,594	28,964,641	30,328,408	28,908,274
Weighted average common shares outstanding - diluted	33,937,604	29,175,748	30,340,449	29,180,987
Dividends declared per common share	$ 0.205	$ 0.205	$ 0.820	$ 0.800

FUNDS FROM OPERATIONS AND OTHER FINANCIAL INFORMATION –THREE AND TWELVE MONTHS

	Three Months Ended December 31,		Year Ended December 31,	
	2008	2007	2008	2007
Net (loss) income	$ (1,994,358)	$ 5,227,111	$ 6,093,126	$ 13,522,683
Add loss on sale of operating property	2,689,888	—	2,689,888	—
Deduct gain on sale of unconsolidated property	(1,233,338)	—	(1,233,338)	—
Deduct gain on sale of operating property	—	(2,036,189)	—	(2,036,189)
Add Limited Partners' interests in (loss) income	(638,922)	1,477,398	1,668,817	3,853,604
Add depreciation and amortization of consolidated entities, net of minority interest	11,030,742	7,954,636	35,438,229	31,475,146
Add depreciation and amortization of unconsolidated entities	102,051	100,972	406,623	403,799
Funds From Operations of the Kite Portfolio[1]	9,956,063	12,723,928	45,063,345	47,219,043
Deduct Limited Partners' interests in Funds From Operations	(1,894,985)	(2,798,821)	(9,688,619)	(10,529,847)
Funds From Operations allocable to the Company[1]	$ 8,061,078	$ 9,925,107	$ 35,374,726	$ 36,689,196
Basic FFO per share of the Kite Portfolio	$ 0.24	$ 0.34	$ 1.17	$ 1.27
Diluted FFO per share of the Kite Portfolio	$ 0.24	$ 0.34	$ 1.17	$ 1.26
Basic weighted average Common Shares outstanding	33,920,594	28,964,641	30,328,408	28,908,274
Diluted weighted average Common Shares outstanding	33,937,604	29,175,748	30,340,449	29,180,987
Basic weighted average Common Shares and Units outstanding	42,127,855	37,316,897	38,618,663	37,296,010
Diluted weighted average Common Shares and Units outstanding	42,144,865	37,528,004	38,630,704	37,568,722
Other Financial Information:				
Recurring capital expenditures[2]				
Tenant improvements - Retail	$ 77,622	$ 2,423	$ 334,544	$ 284,917
Tenant improvements – Commercial[3]	3,502	2,754,622	114,584	3,954,712
Leasing commissions - Retail	27,052	18,908	377,581	240,809
Leasing commissions – Commercial[3]	—	461,678	120,240	892,276
Capital improvements[4]	86,624	222,610	540,326	537,097
Scheduled debt principal payments	827,281	805,707	3,144,868	2,795,368
Straight line rent	83,016	791,557	1,040,456	1,943,137
Market rent amortization income from acquired leases[5]	(30,797)	910,739	2,769,256	4,736,840
Market debt adjustment	107,714	107,714	430,858	430,858
Capitalized interest	2,879,547	3,139,077	10,061,770	12,824,398
Market to market lease amount in Deferred Revenue and Other Liabilities on consolidated balance sheet	15,667,652			

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1   "Funds from Operations of the Kite Portfolio" measures 100% of the operating performance of the Operating Partnership's real estate properties and construction and service subsidiaries in which the Company owns an interest. "Funds from Operations allocable to the Company" reflects a reduction for the Limited Partners' weighted average diluted interests in the Operating Partnership.

2   Excludes tenant improvements and leasing commissions relating to development projects and first-generation space.

3   Substantially all commercial tenant improvements and leasing commissions relate to a single tenant at the 30 South property.

4   A portion of these capital improvements are reimbursed by tenants and are revenue producing.

5   Net of market rent adjustment write off of $810,000 related to Circuit City liquidation (see Note 5 on page 22).

MARKET CAPITALIZATION AS OF DECEMBER 31, 2008

	Percent of Total Equity	Total Market Capitalization	Percent of Total Market Capitalization
		As of December 31, 2008	
Equity Capitalization:			
Total Common Shares Outstanding	80.9%	34,181,179	
Operating Partnership ("OP") Units Outstanding	19.1%	8,052,479	
Combined Common Shares and OP Units	100.0%	42,233,658	
Market Price of Common Shares at December 31, 2008		$ 5.56	
Total Equity Capitalization		$ 234,819,138	27%
Debt Capitalization:			
Company Outstanding Debt		$ 677,661,466	
Less: Partner Share of Consolidated Joint Venture Debt		(52,897,481)	
Company Share of Outstanding Debt		624,763,985	
Pro-rata Share of Unconsolidated Joint Venture Debt		24,132,729	
Less: Cash and Cash Equivalents		(9,917,875)	
Total Net Debt Capitalization		$ 638,978,839	73%
Total Market Capitalization		$ 873,797,977	100%

SAME PROPERTY NET OPERATING INCOME (NOI)

	Three Months Ended December 31			Year Ended December 31		
	2008	2007	% Change	2008	2007	% Change
Number of properties at period end[1]	49	49		49	49	
Occupancy at period-end	92.3%	94.2%		92.3%	94.2%	
Minimum rent	$ 15,377,766	$ 15,643,293		$ 63,816,907	$ 64,687,692	
Tenant recoveries	2,868,189	3,975,699		15,874,746	16,940,713	
Other income	410,179	454,504		2,111,952	2,059,871	
Pro rata share of revenue – unconsolidated joint venture properties	163,592	149,953		1,662,035	1,478,706	
	18,819,726	20,223,449		83,465,640	85,166,982	
Property operating expenses	2,925,208	3,287,078		12,743,856	14,213,543	
Real estate taxes	1,814,488	2,675,932		10,959,144	11,263,390	
Pro rata share of expenses – unconsolidated joint venture properties	29,882	46,676		588,909	492,289	
	4,769,578	6,009,686		24,291,909	25,969,222	
Net operating income – same properties (49 properties)[2]	**14,050,148**	**14,213,763**	**-1.2%**	**59,173,731**	**59,197,760**	**0.0%**
Reconciliation to Most Directly Comparable GAAP Measure:						
Net operating income – same properties	$ 14,050,148	$ 14,213,763		$ 59,173,731	59,197,760	
Other income (expense), net	(16,044,506)	(8,986,652)		(53,080,605)	(45,675,077)	
Net income	$ (1,994,358)	$ 5,227,111		$ 6,093,126	$ 13,522,683	

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1 Same Property analysis excludes Courthouse Shadows, Rivers Edge Shopping Center (acquired in February 2008), Four Corner Square, Shops at Eagle Creek, and Bolton Plaza as the Company pursues redevelopment of these properties.

2 Same Property net operating income is considered a non-GAAP measure because it excludes net gains from outlot sales, write offs of straight-line rent and lease intangibles, bad debt expense, lease termination fees and significant prior year expense recoveries and adjustments, if any.

The Company believes that Net Operating Income is helpful to investors as a measure of its operating performance because it excludes various items included in net income that do not relate to or are not indicative of its operating performance, such as depreciation and amortization and interest expense. The Company believes that Same Property NOI is helpful to investors as a measure of its operating performance because it includes only the NOI of properties that have been owned for the full period presented, which eliminates disparities in net income due to the redevelopment, acquisition or disposition of properties during the particular period presented, and thus provides a more consistent metric for the comparison of the Company's properties. NOI and Same Property NOI should not, however, be considered as alternatives to net income (calculated in accordance with GAAP) as indicators of the Company's financial performance.

NET OPERATING INCOME BY QUARTER

	Three Months Ended				
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
Revenue:					
Minimum rent	$ 17,065,771	$ 18,608,247	$ 18,304,810	$ 17,884,129	$ 18,364,742
Tenant reimbursements	3,559,921	4,587,383	4,569,309	5,018,938	4,535,221
Other property related revenue[1]	1,646,976	3,422,002	2,645,119	4,763,860	3,048,596
Parking revenue, net[2]	210,534	159,587	(102,092)	210,336	—
	22,483,202	26,777,219	25,417,146	27,877,263	25,948,559
Expenses:					
Property operating – Recoverable[5]	3,451,487	3,181,635	3,161,482	3,634,230	3,242,632
Property operating – Non-Recoverable[5]	1,152,311	782,226	623,177	604,909	441,793
Real estate taxes	2,110,448	3,440,433	2,978,696	3,018,058	3,068,768
	6,714,246	7,404,294	6,763,355	7,257,197	6,753,193
Net Operating Income – Properties	15,768,956	19,372,925	18,653,791	20,620,066	19,195,366
Other Income (Expense):					
Construction and service fee revenue[7]	19,148,029	7,355,282	8,311,318	4,288,522	13,629,831
Cost of construction and services[7]	(16,860,243)	(6,139,131)	(7,024,400)	(3,764,234)	(10,950,145)
General, administrative, and other	(1,461,951)	(1,452,845)	(1,259,407)	(1,709,949)	(1,540,623)
	825,835	(236,694)	27,511	(1,185,661)	1,139,063
Earnings Before Interest, Taxes, Depreciation and Amortization	16,594,791	19,136,231	18,681,302	19,434,405	20,334,429
Depreciation and amortization	(10,874,765)	(8,147,215)	(8,324,040)	(8,004,699)	(7,991,774)
Interest expense	(7,254,291)	(7,512,825)	(7,351,499)	(7,253,566)	(7,048,534)
Income tax expense of taxable REIT subsidiary	(391,053)	(131,691)	(251,858)	(1,153,228)	(466,233)
Other income	15,497	45,619	31,676	65,232	59,197
Minority interest in (income) loss of consolidated subsidiaries	(23,877)	(22,230)	(19,756)	4,156	(323,411)
Income from unconsolidated entities	629,490	65,640	86,121	61,174	72,811
Gain on sale of unconsolidated property[3]	1,233,338	—	—	—	—
Limited Partners' interests in the continuing operations of the Operating Partnership	81,310	(762,243)	(629,979)	(703,224)	(1,023,328)
Income from continuing operations	10,440	2,671,286	2,221,967	2,450,250	3,613,157
Discontinued operations[4]:					
Operating income from discontinued operations, net of Limited Partners' interests	106,764	249,610	237,322	257,049	31,835
(Loss) gain on sale of operating property, net of Limited Partners' interests	(2,111,562)	—	—	—	1,582,119
(Loss) income from discontinued operations	(2,004,798)	249,610	237,322	257,049	1,613,954
Net (loss) income	$ (1,994,358)	$ 2,920,896	$ 2,459,289	$ 2,707,299	$ 5,227,111
NOI/Revenue – Properties	70.1%	72.3%	73.4%	74.0%	74.0%
Recovery Ratio – Properties[5,6]	64.0%	69.3%	74.4%	75.4%	71.9%

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1 Other property related revenue for the three months ended December 31, 2008 includes net gains on land sales of $1.0 million, overage rent of $0.4 million and lease termination fees of approximately $0.2 million.

2 Effective January 1, 2008, the Company changed the structure of the parking garage agreement at its Union Station property from a lease to a management agreement with a third party. During the three months ended June 30, 2008, the Company recorded the effects of a real estate tax reassessment of the parking garage property.

3 In December 2008, the Company sold its interest in its Spring Mill Medical Center commercial property, which was an unconsolidated entity owned in a 50% owned joint venture.

4 In December 2008, the Company sold its Silver Glen Crossing property and in November 2007, the Company sold its 176th & Meridian property.

5 Recoverable expenses include total management fee expense, a portion of which is recoverable. Non-recoverable expenses primarily include bad debt and legal expense.

6 "Recovery Ratio" is computed by dividing recoverable property operating expense and real estate tax expense into tenant reimbursements.

7 In December 2008, the Company sold its Spring Mill Medical build to suit asset. Construction revenue includes $10.6 million from this sale and Cost of construction includes $9.4 million from the sale.

SUMMARY OF OUTSTANDING DEBT AS OF DECEMBER 31, 2008
SEE FINANCING UPDATE ON PAGE 17

TOTAL OUTSTANDING DEBT

	Outstanding Amount	Ratio	Weighted Average Interest Rate	Weighted Average Maturity (in years)
Fixed Rate Debt:				
Consolidated	$ 331,198,521	47%	6.00%	6.0
Unconsolidated	2,132,729	0%	6.99%	0.4
Floating Rate Debt (Hedged)[1]	214,696,835	31%	5.87%	1.7
Total Fixed Rate Debt	548,028,085	78%	5.96%	4.3
Variable Rate Debt:[2]				
Construction Loans	66,458,434	9%	2.20%	0.7
Other Variable	278,595,883	41%	2.31%	2.2
Floating Rate Debt (Hedged)[1]	(214,696,835)	-31%	-2.18%	-1.7
Unconsolidated	22,000,000	3%	1.29%	0.7
Total Variable Rate Debt	152,357,482	22%	2.30%	2.0
Net Premiums on Fixed Rate Debt	1,408,628	N/A	N/A	N/A
Total	$ **701,794,195**	**100%**	**5.16%**	**3.8**

SCHEDULE OF MATURITIES BY YEAR

Mortgage Debt   **SEE FINANCING UPDATE ON PAGE 17**

	Annual Maturity	Term Maturities	Corporate Debt	Construction Loans	Total Consolidated Outstanding Debt	KRG Share of Unconsolidated Mortgage Debt	Total Consolidated and Unconsolidated Debt
2009	$ 3,157,198	$ 31,563,980	$ —	$ 51,787,524	$ 86,508,702	$ 24,132,729	$ 110,641,431
2010	3,144,734	48,316,188		14,670,910	66,131,832	—	66,131,832
2011[3]	3,124,697	85,319,199	160,000,000	—	248,443,896	—	248,443,896
2012	3,549,537	35,355,396	—	—	38,904,933	—	38,904,933
2013	3,556,861	4,027,491	—	—	7,584,352	—	7,584,352
2014	3,262,898	23,974,217	—	—	27,237,115	—	27,237,115
2015	2,956,748	38,301,942	—	—	41,258,690	—	41,258,690
2016 and Beyond	4,809,031	155,374,287	—	—	160,183,318	—	160,183,318
Net Premiums on Fixed Rate Debt	—	-	—	—	1,408,628	—	1,408,628
Total	$ **27,561,704**	$ **422,232,700**	$ **160,000,000**	$ **66,458,434**	$ **677,661,466**	$ **24,132,729**	$ **701,794,195**

---

1 These debt obligations are hedged by interest rate swap agreements which consist of the following:

Consolidated Debt	$ 197,896,835	
KRG Share of Unconsolidated Debt	16,800,000	
Total	$ 214,696,835	

2 Variable rate debt, net of interest rate swap transactions:

- Construction	$ 51,437,787	7%	
- Other Variable	95,719,695	14%	(includes debt on acquisition land held for development)
- Unconsolidated	5,200,000	1%	(includes debt on acquisition land held for development)
Total	$ 152,357,482	22%	

3 The Unsecured Credit Facility matures on February 11, 2011. A one-year extension is available if the Company remains in compliance with the restrictive covenants thereunder.

SCHEDULE OF OUTSTANDING DEBT AS OF DECEMBER 31, 2008

CONSOLIDATED DEBT

Fixed Rate Debt	Interest Rate	Maturity Date	Balance as of December 31, 2008	Monthly Debt Service as of December 31, 2008
50th & 12th	5.67%	11/11/14	$ 4,442,876	$ 27,190
Boulevard Crossing	5.11%	12/11/09	11,908,446	68,815
Centre at Panola, Phase I	6.78%	1/1/22	3,838,820	36,583
Cool Creek Commons	5.88%	4/11/16	18,000,000	88,200
Corner Shops, The	7.65%	7/1/11	1,655,882	17,111
Fox Lake Crossing	5.16%	7/1/12	11,514,970	68,604
Geist Pavilion	5.78%	1/1/17	11,125,000	53,585
Indian River Square	5.42%	6/11/15	13,300,000	60,072
International Speedway Square	7.17%	3/11/11	18,902,633	139,142
Kedron Village	5.70%	1/11/17	29,700,000	141,075
Pine Ridge Crossing	6.34%	10/11/16	17,500,000	92,517
Plaza at Cedar Hill	7.38%	2/1/12	25,987,249	193,484
Plaza Volente	5.42%	6/11/15	28,680,000	129,538
Preston Commons	5.90%	3/11/13	4,383,934	28,174
Ridge Plaza	5.15%	10/11/09	15,952,261	92,824
Riverchase Plaza	6.34%	10/11/16	10,500,000	55,510
Sunland Towne Centre	6.01%	7/1/16	25,000,000	125,208
30 South	6.09%	1/11/14	22,039,196	142,257
Traders Point	5.86%	10/11/16	48,000,000	234,400
Whitehall Pike	6.71%	7/5/18	8,767,254	77,436
Subtotal			**$ 331,198,521**	**$ 1,871,725**

Floating Rate Debt (Hedged)	Lender	Interest Rate	Maturity Date	Balance as of December 31, 2008	Monthly Debt Service as of December 31, 2008
Unsecured Credit Facility[1]	KeyBank (Admin. Agent)	6.42%	2/20/11	$ 50,000,000	$ 267,583
Unsecured Credit Facility[1]	KeyBank (Admin. Agent)	6.27%	2/18/11	25,000,000	130,521
Unsecured Term Loan[1]	KeyBank (Admin. Agent)	5.92%	7/15/11	55,000,000	271,104
Beacon Hill[2]	Fifth Third Bank	5.13%	3/30/09	11,000,000	46,979
Delray Marketplace	Wachovia Bank/Wells Fargo	6.75%	1/3/09	4,020,647	22,616
Estero Town Commons	Wachovia Bank/Wells Fargo	5.55%	1/3/09	15,438,740	71,404
Gateway Shopping Center	Charter One Bank	4.88%	10/31/11	19,500,000	79,300
Tarpon Springs Plaza	Wachovia Bank/Wells Fargo	5.55%	1/3/09	17,937,448	82,961
Subtotal				**$ 197,896,835**	**$ 972,469**
TOTAL CONSOLIDATED FIXED RATE DEBT				**$ 529,095,356**	**$ 2,844,194**
TOTAL NET PREMIUMS				**$ 1,408,628**	

Variable Rate Debt: Mortgages	Lender	Interest Rate[3]	Maturity Date	Balance as of December 31, 2008
Bayport Commons[4]	Bank of America	LIBOR + 275	12/27/11	$ 20,329,896
Estero Town Commons[5]	Wachovia Bank/Wells Fargo	LIBOR + 155	1/3/10	15,438,740
Fishers Station[6]	National City Bank/PNC	LIBOR + 150	6/6/09	4,239,798
Gateway Shopping Center[7]	Charter One Bank	LIBOR + 190	10/31/11	20,131,508
Glendale Town Center	M&I Bank	LIBOR + 275	12/19/11	21,750,000
Indiana State Motor Pool	Old National Bank	LIBOR + 135	2/4/11	3,828,492
Rivers Edge	Huntington Bank	LIBOR + 125	2/3/10	14,940,000
Tarpon Springs Plaza	Wachovia Bank/Wells Fargo	LIBOR + 155	1/3/10	17,937,448
Subtotal				**$ 118,595,883**

_____

1 The Company entered into a fixed rate swap agreement, which is designated as a hedge against the unsecured credit facility and term loan.

2 The interest rate decreases from LIBOR+125 to LIBOR+115 on $11 million, which was fixed through an interest rate swap agreement.

3 At December 31, 2008, one-month LIBOR was 0.44%.

4 The Company has a preferred return, then a 60% interest. The loan is guaranteed by Kite Realty Group, LP.

5 The Company has a preferred return, then a 40% interest. The loan is guaranteed by Kite Realty Group, LP.

6 The Company has a 25% interest in this property. The loan is guaranteed by Kite Realty Group, LP.

7 The Company has a preferred return, then a 50% interest. The loan is guaranteed by Kite Realty Group, LP.

SCHEDULE OF OUTSTANDING DEBT AS OF DECEMBER 31, 2008 (CONTINUED) SEE FINANCING UPDATE ON PAGE 17

Variable Rate Debt: Construction Loans	Lender	Interest Rate[1]	Maturity Date	Total Commitment	Balance as of December 31, 2008
Beacon Hill[2,3]	Fifth Third Bank	LIBOR + 125	3/30/09	$ 11,895,707	$ 11,895,707
Bridgewater Marketplace[4]	Indiana Bank And Trust	LIBOR + 185	6/29/10	12,000,000	8,520,137
Cobblestone Plaza[3]	Wachovia Bank/Wells Fargo	LIBOR + 160	6/29/09	44,500,000	30,466,817
Delray Marketplace[3]	Wachovia Bank/Wells Fargo	LIBOR + 275	7/3/09	9,425,000	9,425,000
Eddy Street Commons	Bank of America	LIBOR + 230	12/30/11	29,460,000	0
South Elgin Commons	Charter One Bank	LIBOR + 190	9/30/10	11,550,000	6,150,773
Subtotal				**$ 118,830,707**	**$ 66,458,434**

Corporate Debt	Lender	Interest Rate[1]	Maturity Date	Balance as of December 31, 2008
Unsecured Credit Facility[5,6]	KeyBank (Admin. Agent)	LIBOR + 135	2/20/11	$ 105,000,000
Unsecured Term Loan[5]	KeyBank (Admin. Agent)	LIBOR + 265	7/15/11	55,000,000

Floating Rate Debt (Hedged)	Lender	Interest Rate[1]	Maturity Date	Balance as of December 31, 2008
Unsecured Credit Facility[6]	KeyBank (Admin. Agent)	LIBOR + 135	2/20/11	$ (50,000,000)
Unsecured Credit Facility[6]	KeyBank (Admin. Agent)	LIBOR + 135	2/18/11	(25,000,000)
Unsecured Term Loan[6]	KeyBank (Admin. Agent)	LIBOR + 265	7/15/11	(55,000,000)
Beacon Hill	Fifth Third Bank	LIBOR + 125	3/30/09	(11,000,000)
Delray Marketplace	Wachovia Bank/Wells Fargo	LIBOR + 275	1/3/09	(4,020,647)
Estero Town Commons	Wachovia Bank/Wells Fargo	LIBOR + 155	1/3/09	(15,438,740)
Gateway Shopping Center	Charter One Bank	LIBOR + 190	10/31/11	(19,500,000)
Tarpon Springs Plaza	Wachovia Bank/Wells Fargo	LIBOR + 155	1/3/09	(17,937,448)
Subtotal				**$ (197,896,835)**
TOTAL CONSOLIDATED VARIABLE RATE DEBT				**$ 147,157,482**
TOTAL DEBT PER CONSOLIDATED BALANCE SHEET				**$ 677,661,466**

1 At December 31, 2008, the one-month LIBOR interest rate was 0.44%.

2 The interest rate decreases from LIBOR+125 to LIBOR+115 on $11M, which was fixed through an interest rate rate swap agreement.

3 The Company has a preferred return, then a 50% interest. This loan is guaranteed by Kite Realty Group, LP.

4 The loan has a LIBOR floor of 3.15%.

5 The Company has 53 unencumbered properties of which 52 are wholly owned and used as collateral under the unsecured credit facility and one of which is owned in a joint venture. The major unencumbered properties include: Broadstone Station, Circuit City Plaza, Courthouse Shadows, Eagle Creek Lowes, Eastgate Pavilion, Four Corner Square, Hamilton Crossing, King's Lake Square, Market Street Village, Naperville Marketplace, PEN Products, Publix at Acworth, Redbank Commons, Shops at Eagle Creek, Traders Point II, Union Station Parking Garage, Wal-Mart Plaza and Waterford Lakes.

6 The Company entered into a fixed rate swap agreement which is designated as a hedge against the unsecured credit facility and term loan.

SCHEDULE OF OUTSTANDING DEBT AS OF DECEMBER 31, 2008
(CONTINUED) SEE FINANCING UPDATE ON PAGE 17

UNCONSOLIDATED DEBT

Fixed Rate Debt	Servicer	Interest Rate	Maturity Date		Balance as of December 31, 2008	Monthly Debt Service as of December 31, 2008
The Centre[1]	Laureate Capital	6.99%	6/1/09		$ 3,554,548	$ 39,897
Subtotal					$ **3,554,548**	$ **39,897**
Joint Venture Partners' Share					**(1,421,819)**	
KRG SHARE					$ 2,132,729	

Floating Rate Debt (Hedged)	Lender	Interest Rate	Maturity Date		Balance as of December 31, 2008	Monthly Debt Service as of December 31, 2008
Parkside Town Commons	Bank of America	5.60%	3/2/09		$ 42,000,000	$ 195,965
Joint Venture Partners' Share – 60%					**(25,200,000)**	**(117,579)**
KRG SHARE					$ **16,800,000**	$ **78,386**
TOTAL UNCONSOLIDATED FIXED RATE DEBT					**$ 18,932,729**	

Variable Rate Debt - Construction Loans	Lender	Interest Rate[3]	Maturity Date	Total Commitment	Balance as of December 31, 2008
Parkside Town Commons[2]	Bank of America	LIBOR + 85	8/31/09	$ 55,000,000	$ 55,000,000
Joint Venture Partners' Share – 60%					**(33,000,000)**
KRG SHARE					**$ 22,000,000**

Floating Rate Debt (Hedged)	Lender	Interest Rate[3]	Maturity Date	Balance as of December 31, 2008
Parkside Town Commons[2]	Bank of America	LIBOR + 85	3/2/09	$ (42,000,000)
Joint Venture Partners' Share – 60%				**25,200,000**
KRG SHARE				$ **(16,800,000)**
TOTAL UNCONSOLIDATED VARIABLE RATE DEBT				**$ 5,200,000**

TOTAL KRG UNCONSOLIDATED DEBT	**$ 24,132,729**
TOTAL KRG CONSOLIDATED DEBT	677,661,466
TOTAL KRG DEBT	**$ 701,794,195**

1 The Company owns a 60% interest in The Centre.

2 The Company owns a 40% interest in Parkside Town Commons. This will change to a 20% ownership at the time of project specific cost construction financing.

3 At December 31, 2008, the one-month LIBOR interest rate was 0.44%.

2009 REFINANCING UPDATE AS OF DECEMBER 31, 2008

Current Maturity Date	Property	Type of Loan	Current Lender	Balance at December 31, 2008[1]	Existing Rate	New Maturity Date	Expected Closing	Comments
2009 Maturities - Consolidated Entities								
3/30/09	Beacon Hill	Construction	Fifth Third	11,895,707	LIBOR + 125		Q1 2009	Automatic 5 year extension with debt service coverage ratio of 1.2x - Plan on paying down loan with land sale proceeds and/or line of credit
6/6/09	Fishers Station	Variable Rate	National City/ PNC	4,239,798	LIBOR + 150		Q2 2009	In discussions with lenders on 3-5 year loan
6/29/09	Cobblestone Plaza	Construction	Wachovia/ Wells	30,466,817	LIBOR + 160		Q1 2009	Negotiating an extension of the construction loan
7/3/09	Delray Marketplace	Construction	Wachovia/ Wells	9,425,000	LIBOR + 275			In discussions with lender on a construction loan
10/11/09	Ridge Plaza	Secured		15,952,261	5.15%		Q3 2009	Plan to negotiate 3 - 5 year loan in mid-2009 or utilize credit line to pay off while increasing total availability
12/11/09	Boulevard Crossing	Secured		11,908,446	5.11%		Q4 2009	Plan to negotiate 3 - 5 year loan in mid-2009 or utilize credit line to pay off while increasing total availability
				83,888,029				
2009 Maturities - Unconsolidated Entities								
6/01/09	The Centre	Secured		2,132,729	6.99%		Q2 2009	KRG's share is 60%
8/31/09	Parkside Town Commons	Construction	Bank of America	22,000,000	LIBOR + 85		Q1 2009	KRG's share is 40% - Discussing 18 month extension with lender
				24,132,729				
	Total Debt Maturing			**$108,020,758**				

---

1   Total debt maturing in 2009 excludes scheduled monthly principal payments for the remainder of 2009.

JOINT VENTURE SUMMARY – UNCONSOLIDATED PROPERTIES

The Company owns the following two unconsolidated properties with joint venture partners:

Property[1]	Percentage Owned by the Company
The Centre – Operating Property	60%
Parkside Town Commons - Development Property[2]	40%

_____

[1]   In December 2008, the Company sold its interest in its Spring Mill Medical Center commercial property, which was an unconsolidated entity in a 50% owned joint venture.

[2]   The Company's 40% interest in Parkside Town Commons will change to 20% at the time of project specific construction financing.

CONDENSED COMBINED BALANCE SHEETS OF UNCONSOLIDATED PROPERTIES

(The Centre and Parkside Town Commons)
(Unaudited)

	December 31, 2008[1]	December 31, 2007
Assets:		
Investment properties, at cost:		
Land	$ 1,310,561	$ 2,552,075
Buildings and improvements	3,379,153	14,613,333
Furniture, equipment and other	—	10,581
Construction in progress	57,373,714	50,329,585
	62,063,428	67,505,574
Less: accumulated depreciation	(1,952,012)	(3,719,540)
	60,111,416	63,786,034
Cash and cash equivalents	852,270	817,417
Tenant receivables, including accrued straight-line rent	792,359	260,242
Escrow deposits	29,447	324,542
Deferred costs, net	79,858	582,172
Prepaid and other assets	27,163	32,037
Total Assets	$ 61,892,513	$ 65,802,444
Liabilities and Shareholders' Equity:		
Mortgage and other indebtedness	$ 58,554,548	$ 65,388,351
Accounts payable and accrued expenses	1,639,977	1,744,214
Total Liabilities	60,194,525	67,132,565
Accumulated equity (deficit)	1,697,988	(1,330,121)
Total Liabilities and Accumulated Deficit	$ 61,892,513	$ 65,802,444

_____

1   In December 2008, the Company sold its interest in its Spring Mill Medical Center commercial property, which was an unconsolidated entity in a 50% owned joint venture.

Condensed Combined Statements of Operations of Unconsolidated Properties

(The Centre, Spring Mill Medical and Parkside Town Commons)
(Unaudited)

	Three Months Ended December 31		Year Ended December 31	
	2008[1]	2007	2008[1]	2007
Revenue:				
Minimum rent	$ 221,103	$ 233,931	$ 965,498	$ 975,996
Tenant reimbursements	51,551	67,402	297,653	348,927
Other property related revenue	—	5,358	—	20,359
Total revenue	272,654	306,691	1,263,151	1,345,282
Expenses:				
Property operating	40,735	51,269	237,892	255,678
Real estate taxes	9,068	38,302	143,438	194,088
Total expenses	49,803	89,571	381,330	449,766
Operating income	222,851	217,120	881,821	895,516
Depreciation and amortization and other	(32,725)	(31,661)	(130,162)	(140,932)
Interest expense	(63,930)	(67,673)	(261,044)	(276,065)
Income from continuing operations	126,196	117,786	490,615	478,519
Discontinued Operations:				
Operating income from discontinued operations	1,171,571	68,308	1,352,237	263,322
Gain on sale of operating property[1]	3,544,524	—	3,544,524	—
Income from discontinued operations	4,716,095	68,308	4,896,761	263,322
Net income	$4,842,291	$ 186,094	$ 5,387,376	$ 741,841
Company's share of unconsolidated net operating income	$ 133,710	$ 130,272	$ 529,093	$ 537,310
Company's share of unconsolidated interest expense	$ 38,358	$ 40,604	$ 156,626	$ 165,639

---

1   In December 2008, the Company sold its interest in its Spring Mill Medical Center commercial property, which was an unconsolidated entity in a 50% owned joint venture.

TOP 10 RETAIL TENANTS BY GROSS LEASABLE AREA (GLA)

As of December 31, 2008

This table includes the following:

- Operating retail properties;
- Operating commercial properties; and
- Development property tenants open for business or ground lease tenants who commenced paying rent as of December 31, 2008.

Tenant	Number of Locations	Total GLA	Number of Leases	Company Owned GLA[2]	Number of Anchor Owned Locations	Anchor Owned GLA[3]
Lowe's Home Improvement[1]	9	1,247,630	3	128,997	6	1,118,633
Target	6	665,732	0	0	6	665,732
Wal-Mart	4	618,161	1	103,161	3	515,000
Federated Department Stores	1	237,455	1	237,455	0	0
Publix	6	289,779	6	289,779	0	0
PetSmart	6	147,069	6	147,069	0	0
Home Depot	1	140,000	0	0	1	140,000
Bed Bath & Beyond	5	134,298	5	134,298	0	0
Office Depot	5	129,099	5	129,099	0	0
Dick's Sporting Goods	2	126,672	2	126,672	0	0
	45	**3,735,895**	**29**	**1,296,530**	**16**	**2,439,365**

---

1 The Company has entered into two ground leases with Lowe’s Home Improvement for a total of 328,000 square feet, which is included in Anchor Owned GLA.

2 Excludes the estimated size of the structures located on land owned by the Company and ground leased to tenants.

3 Includes the estimated size of the structures located on land owned by the Company and ground leased to tenants.

TOP 25 TENANTS BY ANNUALIZED BASE RENT[1,2]

As of December 31, 2008

This table includes the following:

- Operating retail properties;
- Operating commercial properties; and
- Development property tenants open for business or ground lease tenants who commenced paying rent as of December 31, 2008.

Tenant	Type of Property	Number of Locations	Leased GLA/NRA[4]	% of Owned GLA/NRA of the Portfolio	Annualized Base Rent[1,2]	Annualized Base Rent per Sq. Ft.	% of Total Portfolio Annualized Base Rent
Lowe's Home Improvement[3]	Retail	3	128,997	2.2%	$ 2,564,000	$ 5.61	3.6%
Publix	Retail	6	289,779	5.0%	2,366,871	8.17	3.3%
PetSmart	Retail	6	147,069	2.6%	2,045,138	13.91	2.8%
State of Indiana	Commercial	3	210,393	3.7%	1,635,911	7.78	2.3%
Marsh Supermarkets	Retail	2	124,902	2.2%	1,633,958	13.08	2.3%
Bed Bath & Beyond	Retail	5	134,298	2.3%	1,581,884	11.78	2.2%
Circuit City[5]	Retail	3	99,352	1.7%	1,566,365	15.77	2.2%
Office Depot	Retail	5	129,099	2.2%	1,353,866	10.49	1.9%
Indiana Supreme Court	Commercial	1	75,488	1.3%	1,339,164	17.74	1.9%
Staples	Retail	4	89,797	1.6%	1,220,849	13.60	1.7%
Dick's Sporting Goods	Retail	2	126,672	2.2%	1,220,004	9.63	1.7%
Ross Stores	Retail	4	117,761	2.0%	1,210,784	10.28	1.7%
HEB Grocery Company	Retail	1	105,000	1.8%	1,155,000	11.00	1.6%
Best Buy	Retail	2	75,045	1.3%	934,493	12.45	1.3%
Kmart	Retail	1	110,875	1.9%	850,379	7.67	1.2%
Michaels	Retail	3	68,989	1.2%	823,544	11.94	1.1%
TJX Companies	Retail	3	88,550	1.5%	805,312	9.09	1.1%
Kerasotes Theaters[3]	Retail	2	43,050	0.7%	776,496	8.92	1.1%
Dominick's	Retail	1	65,977	1.1%	775,230	11.75	1.1%
City Securities Corporation	Commercial	1	38,810	0.7%	771,155	19.87	1.1%
The Great Atlantic & Pacific Tea Co.	Retail	1	58,732	1.0%	763,516	13.00	1.1%
Old Navy	Retail	3	64,868	1.1%	748,693	11.54	1.0%
Petco	Retail	3	40,778	0.7%	595,945	14.61	0.8%
Beall's	Retail	2	79,611	1.4%	576,000	7.24	0.8%
Burlington Coat Factory	Retail	1	107,400	1.6%	510,151	4.75	0.5%
TOTAL			**2,621,292**	**45.6%**	**$ 29,824,706**	**$ 9.96**	**41.4%**

1 Annualized base rent represents the monthly contractual rent for December 2008 for each applicable tenant multiplied by 12.

2 Excludes tenants at development properties that are designated as Build-to-Suits for sale.

3 Annualized Base Rent per Sq. Ft. is adjusted to account for the estimated square footage attributed to structures on land owned by the Company and ground leased to tenants.

4 Excludes the estimated size of the structures located on land owned by the Company and ground leased to tenants.

5 In November 2008, Circuit City filed a petition for Chapter 11 bankruptcy protection. In January 2009, it announced that it was liquidating its operations. The tenant continues to occupy the space at three of our retail centers until it rejects our leases.

LEASE EXPIRATIONS – OPERATING PORTFOLIO[1]

As of December 31, 2008

This table includes the following:

- Operating retail properties;
- Operating commercial properties; and
- Development property tenants open for business or ground lease tenants who commenced paying rent as of December 31, 2008.

	Number of Expiring Leases[1,2]	Expiring GLA/NRA[3]	% of Total GLA/NRA Expiring	Expiring Annualized Base Rent[4]	% of Total Annualized Base Rent	Expiring Annualized Base Rent per Sq. Ft.	Expiring Ground Lease Revenue
2009	82	258,003	4.8%	$ 4,061,397	5.9%	$ 15.74	$ 800,000
2010	89	515,253	9.7%	6,621,828	9.6%	12.85	0
2011	98	657,932	12.3%	6,606,147	9.6%	10.04	0
2012	104	445,984	8.4%	7,269,398	10.6%	16.30	0
2013	70	498,339	9.3%	5,993,659	8.7%	12.03	0
2014	51	515,773	9.7%	6,225,323	9.0%	12.07	0
2015	38	503,637	9.4%	6,164,687	8.9%	12.24	427,900
2016	26	234,371	4.4%	2,992,020	4.3%	12.77	181,504
2017	26	396,288	7.4%	5,725,960	8.3%	14.45	0
2018	24	371,968	7.0%	4,850,662	7.0%	13.04	435,296
Beyond	29	933,305	17.6%	12,425,003	18.1%	13.31	2,202,325
	637	**5,330,853**	**100.0%**	**$ 68,936,084**	**100.0%**	**$ 12.93**	**$ 4,047,025**

1 Excludes tenants at development properties that are designated as Build-to-Suits for sale.

2 Lease expiration table reflects rents in place as of December 31, 2008, and does not include option periods; 2008 expirations include 17 month-to-month tenants. This column also excludes ground leases.

3 Expiring GLA excludes estimated square footage attributable to non-owned structures on land owned by the Company and ground leased to tenants.

4 Annualized base rent represents the monthly contractual rent for December 2008 for each applicable tenant multiplied by 12. Excludes ground lease revenue.

LEASE EXPIRATIONS – RETAIL ANCHOR TENANTS[1]

As of December 31, 2008

This table includes the following:
- Operating retail properties; and
- Development property tenants open for business or ground lease tenants who commenced paying rent as of December 31, 2008.

	Number of Expiring Leases[1,2]	Expiring GLA/NRA[3]	% of Total GLA/NRA Expiring	Expiring Annualized Base Rent[4]	% of Total Annualized Base Rent	Expiring Annualized Base Rent per Sq. Ft.	Expiring Ground Lease Revenue
2009	3	67,022	1.3%	$ 567,270	0.8%	$ 8.46	$ 800,000
2010	14	332,886	6.2%	3,185,500	4.6%	9.57	0
2011	7	433,404	8.1%	2,182,015	3.2%	5.03	0
2012	8	179,471	3.4%	1,678,862	2.4%	9.35	0
2013	3	222,521	4.2%	993,053	1.4%	4.46	0
2014	10	247,834	4.7%	2,440,651	3.5%	9.85	0
2015	11	377,371	7.1%	3,585,414	5.2%	9.50	0
2016	5	153,782	2.9%	1,318,562	1.9%	8.57	0
2017	11	277,102	5.2%	3,383,722	4.9%	12.21	0
2018	10	335,578	6.3%	3,925,642	5.7%	11.70	0
Beyond	22	900,031	16.8%	11,629,852	17.0%	12.92	990,000
	104	3,527,002	66.2%	$ 34,890,543	50.6%	$ 9.89	$ 1,790,000

_____

1   Retail anchor tenants are defined as tenants that occupy 10,000 square feet or more. Excludes tenants at development properties that are designated as Build-to-Suits for sale.

2   Lease expiration table reflects rents in place as of December 31, 2008, and does not include option periods; 2008 expirations include one month-to-month tenant. This column also excludes ground leases.

3   Expiring GLA excludes square footage for non-owned ground lease structures on land we own and ground leased to tenants.

4   Annualized base rent represents the monthly contractual rent for December 2008 for each applicable property multiplied by 12. Excludes ground lease revenue.

LEASE EXPIRATIONS – RETAIL SHOPS

As of December 31, 2008

This table includes the following:
- Operating retail properties; and
- Development property tenants open for business as of December 31, 2008.

	Number of Expiring Leases[1]	Expiring GLA/NRA[1,2]	% of Total GLA/NRA Expiring	Expiring Annualized Base Rent[3]	% of Total Annualized Base Rent	Expiring Annualized Base Rent per Sq. Ft.	Expiring Ground Lease Revenue
2009	78	180,949	3.4%	$ 3,384,134	4.9%	$ 18.70	$ 0
2010	73	173,269	3.3%	3,254,448	4.7%	18.78	0
2011	90	207,490	3.9%	4,134,475	6.0%	19.93	0
2012	94	229,461	4.3%	4,995,069	7.3%	21.77	0
2013	63	147,464	2.8%	3,381,067	4.9%	22.93	0
2014	39	114,129	2.1%	2,374,117	3.4%	20.80	427,900
2015	26	75,300	1.4%	1,688,332	2.5%	22.42	181,504
2016	21	80,589	1.5%	1,673,458	2.4%	20.77	0
2017	14	43,698	0.8%	1,003,074	1.5%	22.95	435,296
2018	14	36,390	0.7%	925,020	1.3%	25.42	128,820
Beyond	7	33,274	0.6%	795,151	1.2%	23.90	1,083,505
	519	1,322,013	24.8%	$ 27,608,345	40.1%	$ 20.88	$ 2,257,025

_____

1　Lease expiration table reflects rents in place as of December 31, 2008, and does not include option periods; 2008 expirations include 16 month-to-month tenants. This column also excludes ground leases.

2　Expiring GLA excludes estimated square footage to non-owned structures on land we own and ground leased to tenants.

3　Annualized base rent represents the monthly contractual rent for December 2008 for each applicable property multiplied by 12. Excludes ground lease revenue.

KITE REALTY GROUP

LEASE EXPIRATIONS – COMMERCIAL TENANTS

As of December 31, 2008

	Number of Expiring Leases[1]	Expiring NLA[1]	% of Total NRA Expiring	Expiring Annualized Base Rent[2]	% of Total Annualized Base Rent	Expiring Annualized Base Rent per Sq. Ft.
2009	1	10,032	0.2%	$ 109,992	0.2%	$ 10.96
2010	2	9,098	0.2%	181,880	0.3%	19.99
2011	1	17,038	0.3%	289,656	0.4%	17.00
2012	2	37,052	0.7%	595,467	0.9%	16.07
2013	4	128,354	2.4%	1,619,540	2.4%	12.62
2014	2	153,810	2.9%	1,410,555	2.1%	9.17
2015	1	50,966	1.0%	890,942	1.3%	17.48
2016	0	0	0.0%	0	0.0%	0.00
2017	1	75,488	1.3%	1,339,164	1.7%	17.74
2018	0	0	0.0%	0	0.0%	0.00
Beyond	0	0	0.0%	0	0.0%	0.00
	14	**481,838**	**9.0%**	**$ 6,437,196**	**9.3%**	**$ 13.36**

1 Lease expiration table reflects rents in place as of December 31, 2008, and does not include option periods. This column also excludes ground leases.

2 Annualized base rent represents the monthly contractual rent for December 2008 for each applicable property multiplied by 12.

SUMMARY RETAIL PORTFOLIO STATISTICS INCLUDING JOINT VENTURE PROPERTIES

	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007
Company Owned GLA – Operating Retail[1]	4,958,838	5,059,842	4,669,276	4,842,214	4,732,924	4,664,954
Total GLA – Operating Retail[1]	8,372,791	8,479,344	7,448,227	7,613,265	7,392,845	7,131,075
Projected Company Owned GLA Under Development or Redevelopment[2]	888,085	948,245	1,308,760	1,146,127	990,376	1,056,615
Projected Total GLA Under Development or Redevelopment[2]	1,193,728	1,253,888	2,349,865	2,152,027	1,791,096	2,041,135
Number of Operating Retail Properties	52	52	51	52	50	50
Number of Retail Properties Under Development or Redevelopment	8	10	11	10	11	11
Percentage Leased – Operating Retail	91.2%	91.9%	93.0%	92.8%	94.8%	94.8%
Annualized Base Rent & Ground Lease Revenue – Retail Properties[3]	$61,987,904	$63,719,164	$60,689,289	$61,766,441	$61,768,402	$60,285,156

---

1   Company Owned GLA represents gross leasable area owned by the Company. Total GLA includes Company Owned GLA, plus square footage attributable to non-owned outlot structures on land owned by the Company and ground leased to tenants, and non-owned anchor space.

2   Projected Company Owned GLA Under Development represents gross leasable area under development that is projected to be owned by the Company. Projected Total GLA includes Projected Company Owned GLA, plus projected square footage attributable to non-owned outlot structures on land owned by the Company and ground leased to tenants, and non-owned anchor space that is existing or under construction.

3   Annualized Base Rent represents the monthly contractual rent for December 2008, multiplied by 12.

SUMMARY COMMERCIAL PORTFOLIO STATISTICS

Retail Portfolio	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007
Company Owned Net Rentable Area (NRA)[1]	499,221	562,652	562,652	562,652	562,652	562,652
Number of Operating Commercial Properties	4	5	5	5	5	5
Percentage Leased – Operating Commercial Properties	96.5%	97.8%	97.8%	98.4%	93.0%	92.5%
Annualized Base Rent – Commercial Properties[2,3]	$6,437,195	$7,970,942	$7,906,781	$8,073,623	$7,625,342	$7,445,336

---

1   Company Owned NRA does not include square footage of Union Station Parking Garage, a detached parking garage supporting the 30 South property that includes approximately 850 parking spaces. It is managed by Denison Parking, a third party.

2   Annualized Base Rent does not include income attributable to the Union Station Parking Garage.

3   Annualized Base Rent includes $890,942 from KRG and subsidiaries as of December 31, 2008.

CURRENT DEVELOPMENT PIPELINE

Current Development Projects	Company Ownership %[6]	MSA	Actual/ Projected Opening Date[1]	Projected Owned GLA[2]	Projected Total GLA[3]	Percent of Owned GLA Occupied[7]	Percent of Owned GLA Pre-Leased/ Committed[5]	Total Estimated Project Cost[4]	Cost Incurred as of December 31, 2008[4]	Major Tenants and Non-owned Anchors
Cobblestone Plaza, FL	50%	Ft. Lauderdale	Q2 2009	157,957	163,600	0.0%	80.3%	$ 47,000	$ 37,317	Whole Foods Market, Staples, Party City
South Elgin Commons, IL – I	100%	Chicago	Q2 2009	45,000	45,000	0.0%	100.0%	9,200	4,697	LA Fitness
Eddy Street Commons, IN – I[8]	100%	South Bend	Q4 2009	165,000	465,000	0.0%	58.4%	35,000	6,409	Follett Bookstore, Other Retail, Office
Total Current Development Projects				**367,957**	**673,600**	**0.0%**	**72.9%**	**$ 91,200**	**$ 48,423**	

---

1   Opening Date is defined as the first date a tenant is open for business or a ground lease payment is made. Stabilization (i.e., 85% occupied) typically occurs within six to twelve months after the opening date.

2   Projected Owned GLA represents gross leasable area we project we will own. It excludes square footage that we project will be attributable to non-owned outlot structures on land owned by us and expected to be ground leased to tenants. It also excludes non-owned anchor space.

3   Projected Total GLA includes Projected Owned GLA, projected square footage attributable to non-owned outlot structures on land that we own, and non-owned anchor space that currently exists or is under construction.

4   Dollars in thousands. Reflects both the Company's and partners' share of costs, except Eddy Street Commons (see Note 8).

5   Excludes outlot land parcels owned by the Company and ground leased to tenants. Includes leases under negotiation for approximately 10,932 square feet for which the Company has signed non-binding letters of intent.

6   The Company owns Cobblestone Plaza through a joint venture.

7   Includes tenants that have taken possession of their space or have begun paying rent.

8   The Company is the master developer for this project. The total estimated cost of Phase I is approximately $70 million; however, the Company's share of Phase I estimated project cost is approximately $35 million and 165,000 square feet. The remaining $35 million of the project cost is attributable to the apartments which will be funded by a third party.

CURRENT REDEVELOPMENT PROJECTS

Redevelopment Projects[4]	MSA	Existing Owned GLA	Projected Owned GLA[1]	Projected Total GLA[2]	Total Estimated Project Cost[3]	Cost Incurred as of December 31, 2008[3]	Major Tenants and Non-owned Anchors
Shops at Eagle Creek, FL[5]	Naples	72,271	72,271	72,271	$ 3,500	$ 3,342	Staples
Rivers Edge, IN	Indianapolis	110,875	110,875	110,875	2,500	39	Pending
Bolton Plaza, FL	Jacksonville	172,938	172,938	172,938	2,000	225	Pending
Courthouse Shadows, FL	Naples	134,867	134,867	134,867	2,500	268	Publix, Office Max
Four Corner Square, WA	Seattle	29,177	29,177	29,177	500	25	Johnson Hardware Store, Walgreens
Total Redevelopment Projects		**520,128**	**520,128**	**520,128**	**$ 11,000**	**$ 3,899**	

_____

1 Projected Owned GLA represents gross leasable area we project we will own. It excludes square footage that we project will be attributable to non-owned outlot structures on land owned by us and expected to be ground leased to tenants. It also excludes non-owned anchor space.

2 Projected Total GLA includes Projected Owned GLA, projected square footage attributable to non-owned outlot structures on land that we own, and non-owned anchor space that currently exists or is under construction.

3 Dollars in thousands. Reflects both the Company's and partners' share of costs.

4 Redevelopment properties have been removed from the operating portfolio statistics.

5 The Company is in the process of re-tenanting the anchor space at this property. The Company has an executed lease with Staples for approximately one-half of the former grocery space.

VISIBLE SHADOW PIPELINE

Project	MSA	KRG Ownership %	Estimated Start Date	Estimated Total GLA[1]	Total Estimated Project Cost[1,5]	Cost Incurred as of December 31, 2008[5]	Potential Tenancy
Unconsolidated –							
Parkside Town Commons, NC[3]	Raleigh	40%	TBD	1,500,000	$ 148,000	$ 57,375	Frank Theatres, Discount Department Store, Jr. Boxes, Restaurants
KRG Current Share of unconsolidated					$ 59,200	$ 22,950	
Consolidated –							
Delray Marketplace, FL[2]	Delray Beach	50%	TBD	318,000	$ 100,000	$ 39,512	Publix, Frank Theatres, Jr. Boxes, Shops, Restaurants
Maple Valley, WA[4]	Seattle	100%	TBD	126,823	32,000	9,403	Hardware Store, Shops, Drug Store
Broadstone Station, NC	Raleigh	100%	TBD	345,000	25,600	16,113	Super Wal-Mart (non-owned), Shops, Pad Sales, Jr. Boxes
South Elgin Commons, IL - II	Chicago	100%	TBD	263,000	17,000	9,671	Jr. Boxes, Super Target (non-owned)
New Hill Place, NC - I	Raleigh	100%	TBD	364,000	60,000	15,233	Target, Frank Theatres
Total Consolidated				1,416,823	$ 234,600	$ 89,932	

---

1   Total Estimated Cost and Estimated Total GLA based on preliminary site plans and includes non-owned anchor space that exists or is currently under construction.

2   The Company owns Delray Marketplace through a joint venture (preferred return, then 50%).

3   Parkside Town Commons is owned through a joint venture with Prudential Real Estate Investors. The Company's interest in this joint venture is 40% as of December 31, 2008 and will be reduced to 20% upon the commencement of construction.

4   "Total Estimated Cost" includes a portion of the acquisition cost of the Four Corner Square shopping center which is a component of the Maple Valley redevelopment.

5   Dollars in thousands. Reflects both the Company's and partners' share of costs.

Geographic Diversification – Operating Portfolio

As of December 31, 2008

	Number of Operating Properties[1]	Owned GLA/NRA[2]	Percent of Owned GLA/NRA	Total Number of Leases	Annualized Base Rent[3]	Percent of Annualized Base Rent	Annualized Base Rent per Leased Sq. Ft.
Indiana	24	2,182,551	40.0%	228	$ 24,993,435	38.8%	$ 12.43
• *Retail*	*20*	*1,683,330*	*30.8%*	*214*	*18,556,240*	*28.8%*	*12.14*
• *Commercial*	*4*	*499,221*	*9.2%*	*14*	*6,437,195*	*10.0%*	*13.36*
Florida	12	1,139,081	20.9%	151	14,056,424	21.8%	12.95
Texas	8	1,143,786	21.0%	82	12,182,024	18.9%	11.89
Georgia	3	300,115	5.5%	59	4,151,786	6.5%	14.79
Washington	3	128,001	2.4%	17	2,400,288	3.7%	22.92
Ohio	1	236,230	4.3%	7	2,366,522	3.7%	10.02
Illinois	2	182,362	3.3%	17	2,096,309	3.3%	13.39
New Jersey	1	115,088	2.1%	15	1,665,073	2.6%	16.12
Oregon	2	30,845	0.5%	11	466,215	0.7%	23.19
	56	**5,458,059**	**100.0%**	**587**	**$ 64,378,076**	**100.0%**	**$ 12.82**

---

1   This table includes operating retail properties, operating commercial properties, and ground lease tenants who commenced paying rent as of December 31, 2008.

2   Owned GLA/NRA represents gross leasable area or net leasable area owned by the Company. It does not include 23 parcels or outlots owned by the Company and ground leased to tenants, which contain 23 non-owned structures totaling approximately 484,441 square feet. It also excludes the square footage of Union Station Parking Garage.

3   Annualized Base Rent excludes $4,047,025 in annualized ground lease revenue attributable to parcels and outlots owned by the Company and ground leased to tenants.

OPERATING RETAIL PROPERTIES – TABLE I

As of December 31, 2008

Property[1,2]	State	MSA	Year Built/Renovated	Year Added to Operating Portfolio	Acquired, Redeveloped, or Developed	Total GLA[2]	Owned GLA[2]	Percentage of Owned GLA Leased[3]
Bayport Commons	FL	Oldsmar	2008	2008	Developed	268,556	94,756	90.8%
Circuit City Plaza[10]	FL	Ft. Lauderdale	2004	2004	Developed	405,906	45,906	81.9%
Eagle Creek Lowe's	FL	Naples	2006	2006	Developed	165,000	—	*
Estero Town Commons[9]	FL	Naples	2006	2007	Developed	206,600	25,600	75.8%
Indian River Square	FL	VeroBeach	1997/2004	2005	Acquired	379,246	144,246	97.6%
International Speedway Square[10]	FL	Daytona	1999	1999	Developed	233,901	220,901	96.6%
Kings Lake Square	FL	Naples	1986	2003	Acquired	85,497	85,497	96.2%
Pine Ridge Crossing	FL	Naples	1993	2006	Acquired	258,874	105,515	96.4%
Riverchase Plaza	FL	Naples	1991/2001	2006	Acquired	78,340	78,340	98.0%
Tarpon Springs Plaza	FL	Naples	2007	2007	Developed	276,346	82,546	98.5%
Wal-Mart Plaza	FL	Gainesville	1970	2004	Acquired	177,826	177,826	98.0%
Waterford Lakes Village	FL	Orlando	1997	2004	Acquired	77,948	77,948	92.6%
Kedron Village	GA	Atlanta	2006	2006	Developed	282,125	157,408	88.6%
Publix at Acworth	GA	Atlanta	1996	2004	Acquired	69,628	69,628	98.0%
Publix Centre at Panola	GA	Atlanta	2001	2004	Acquired	73,079	73,079	100.0%
Fox Lake Crossing	IL	Chicago	2002	2005	Acquired	99,072	99,072	84.7%
Naperville Marketplace	IL	Chicago	2008	2008	Developed	169,600	83,290	87.3%
50 South Morton	IN	Indianapolis	1999	1999	Developed	2,000	2,000	100.0%
54th & College	IN	Indianapolis	2008	2008	Developed	20,100	—	*
Beacon Hill[9]	IN	Crown Point	2006	2007	Developed	127,821	57,321	60.4%
Boulevard Crossing	IN	Kokomo	2004	2004	Developed	213,696	123,696	96.3%
Bridgewater Marketplace	IN	Westfield	2008	2008	Developed	50,820	26,000	17.3%
Cool Creek Commons	IN	Indianapolis	2005	2005	Developed	137,107	124,578	95.6%
Fishers Station[4]	IN	Indianapolis	1989	2004	Acquired	114,457	114,457	79.5%
Geist Pavilion	IN	Indianapolis	2006	2006	Developed	64,114	64,114	83.6%
Glendale Town Center	IN	Indianapolis	1958/2008	2008	Redeveloped	685,827	403,327	92.4%
Greyhound Commons	IN	Indianapolis	2005	2005	Developed	153,187	—	*
Hamilton Crossing Centre	IN	Indianapolis	1999	2004	Acquired	87,424	82,424	98.4%
Martinsville Shops	IN	Martinsville	2005	2005	Developed	10,986	10,986	100.0%
Red Bank Commons	IN	Evansville	2005	2006	Developed	324,308	34,308	69.8%
Stoney Creek Commons	IN	Indianapolis	2000	2000	Developed	189,527	49,330	100.0%
The Centre[5]	IN	Indianapolis	1986	1986	Developed	80,689	80,689	96.5%

---

* Property consists of ground leases only and, therefore, no Owned GLA. As of December 31, 2008, the following were leased: Eagle Creek Lowe's and 54th & College – single ground lease property; Greyhound Commons – two of four outlots leased.

1 All properties are wholly owned, except as indicated. Unless otherwise noted, each property is owned in fee simple by the Company.

2 Owned GLA represents gross leasable area that is owned by the Company. Total GLA includes Owned GLA, square footage attributable to non-owned anchor space, and non-owned structures on ground leases.

3 Percentage of Owned GLA Leased reflects Owned GLA/NRA leased as of December 31, 2008, except for Greyhound Commons, 54th & College, and Eagle Creek Lowe's (see *).

4 This property is divided into two parcels: a grocery store and small shops. The Company owns a 25% interest in the small shops parcel through a joint venture and a 100% interest in the grocery store. The joint venture partner is entitled to an annual preferred payment of $96,000. All remaining cash flow is distributed to the Company.

5 The Company owns a 60% interest in this property through a joint venture with a third party that manages the property.

6 The Company does not own the land at this property. It has leased the land pursuant to two ground leases that expire in 2017. The Company has six five-year options to renew this lease.

7 The Company does not own the land at this property. It has leased the land pursuant to a ground lease that expires in 2027. The Company has five five-year renewal options.

8 The Company does not own the land at this property. It has leased the land pursuant to a ground lease that expires in 2012. The Company has six five-year renewal options and a right of first refusal to purchase the land.

9 The Company owns and manages the following properties through joint ventures with third parties: Estero Town Commons (40%); Beacon Hill (50%); Cornelius Gateway (80%); Gateway Shopping Center (50%); and Sandifur Plaza (95%).

10 In November 2008, Circuit City filed a petition for Chapter 11 bankruptcy protection. In January 2009, it announced that it was liquidating operations. The tenant continues to occupy the space at three of our retail centers until it rejects our leases.

Property[1,2]	State	MSA	Year Built/Renovated	Year Added to Operating Portfolio	Acquired, Redeveloped, or Developed	Total GLA[2]	Owned GLA[2]	Percentage of Owned GLA Leased[3]
The Corner Shops	IN	Indianapolis	1984/2003	1984	Developed	42,545	42,545	96.4%
Traders Point	IN	Indianapolis	2005	2005	Developed	348,835	279,558	98.2%
Traders PointII	IN	Indianapolis	2005	2005	Developed	46,600	46,600	61.4%
Whitehall Pike	IN	Bloomington	1999	1999	Developed	128,997	128,997	100.0%
Zionsville Place	IN	Indianapolis	2006	2006	Developed	12,400	12,400	90.3%
Ridge Plaza	NJ	Oak Ridge	2002	2003	Acquired	115,088	115,088	89.7%
Eastgate Pavilion	OH	Cincinnati	1995	2004	Acquired	236,230	236,230	100.0%
Cornelius Gateway Build-to-Suit[9]	OR	Portland,OR	2006	2007	Developed	35,800	21,000	53.7%
Shops at Otty[6]	OR	Portland	2004	2004	Developed	154,845	9,845	89.6%
Burlington Coat Factory[8]	TX	San Antonio	1992/2000	2000	Redeveloped	107,400	107,400	100.0%
Cedar Hill Village	TX	Dallas	2002	2004	Acquired	139,092	44,262	94.2%
Galleria Plaza[7]	TX	Dallas	2002	2004	Acquired	44,306	44,306	14.9%
Market Street Village[10]	TX	Hurst	1970/2004	2005	Acquired	163,625	156,625	99.2%
Plaza at Cedar Hill	TX	Dallas	2000	2004	Acquired	299,847	299,847	86.5%
Plaza Volente	TX	Austin	2004	2005	Acquired	160,333	156,333	93.4%
Preston Commons	TX	Dallas	2002	2002	Developed	142,539	27,539	92.5%
Sunland Towne Centre	TX	ElPaso	1996	2004	Acquired	312,450	307,474	89.0%
50th & 12th	WA	Seattle	2004	2004	Developed	14,500	14,500	100.0%
Gateway Shopping Center[9]	WA	Seattle	2008	2008	Developed	285,200	100,949	76.2%
Sandifur Plaza[9]	WA	Pasco	2008	2008	Developed	12,552	12,552	82.5%
					TOTAL	**8,372,791**	**4,958,838**	**91.2%**

See prior page for footnote disclosure.

OPERATING RETAIL PROPERTIES – TABLE II

As of December 31, 2008

Property	State	MSA	Annualized Base Rent Revenue[1]	Annualized Ground Lease Revenue	Annualized Total Retail Revenue	Percentage of Annualized Total Retail Revenue	Base Rent Per Leased Owned GLA[2]	Major Tenants and Non-Owned Anchors[3]
Bayport Commons	FL	Oldsmar	1,563,448	—	1,563,448	2.52%	18.18	PetSmart, Best Buy, Michaels
Circuit City Plaza	FL	Ft.Lauderdale	713,202	—	713,202	1.15%	18.97	Circuit City, Lowe's Home Improvement (non-owned), Wal-Mart (non-owned)
Eagle Creek Lowe's	FL	Naples	—	800,000	800,000	1.29%	—	Lowe's Home Improvement
Estero Town Commons[4]	FL	Naples	549,685	871,000	1,420,685	2.29%	28.32	Lowe's Home Improvement, Ruby Tuesday, Mattress Giant
Indian River Square	FL	VeroBeach	1,436,956	—	1,436,956	2.32%	10.21	Bealls, Target (non-owned), Lowe's Home Improvement (non-owned), Office Depot
International Speedway Square	FL	Daytona	2,377,788	362,900	2,740,688	4.42%	11.14	Bed Bath & Beyond, Circuit City, Stein Mart, Old Navy, Staples, Michaels
Kings Lake Square	FL	Naples	1,126,931	—	1,126,931	1.82%	13.71	Publix, Retro Fitness
Pine Ridge Crossing	FL	Naples	1,556,141	—	1,556,141	2.51%	15.29	Publix, Target (non-owned), Bealls (non-owned)
Riverchase Plaza	FL	Naples	1,136,969	—	1,136,969	1.83%	14.41	Publix
Tarpon Springs Plaza	FL	Naples	1,825,917	128,820	1,954,737	3.15%	22.45	Cost Plus, A.C. Moore, Staples
Wal-Mart Plaza	FL	Gainesville	934,273	—	934,273	1.51%	5.36	Books-A-Million, Save-A-Lot, Wal-Mart
Waterford Lakes Village	FL	Orlando	835,113	—	835,113	1.35%	11.53	Winn-Dixie
Kedron Village	GA	Atlanta	2,461,682	—	2,461,682	3.97%	17.66	Target (non-owned), Bed Bath & Beyond, Ross Dress for Less, PETCO
Publix at Acworth	GA	Atlanta	809,765	—	809,765	1.31%	11.87	Publix
Publix Centre at Panola	GA	Atlanta	880,338	—	880,338	1.42%	12.05	Publix
Fox Lake Crossing	IL	Chicago	1,175,099	—	1,175,099	1.90%	14.01	Dominick's
Naperville Marketplace	IL	Chicago	921,210	—	921,210	1.49%	12.67	T.J. Maxx, PetSmart
50 South Morton	IN	Indianapolis	114,000	—	114,000	0.18%	57.00	
54th & College	IN	Indianapolis	—	260,000	260,000	0.42%	-	The Fresh Market (non-owned)
Beacon Hill	IN	CrownPoint	614,579	60,000	674,579	1.09%	17.75	Strack & VanTil (non-owned)
Boulevard Crossing	IN	Kokomo	1,603,704	—	1,603,704	2.59%	13.46	PETCO, T.J. Maxx, Kohl's (non-owned)
Bridgewater Marketplace	IN	Westfield	91,989	—	91,989	0.15%	20.40	
Cool Creek Commons	IN	Indianapolis	1,984,074	—	1,984,074	3.20%	16.66	The Fresh Market, Stein Mart, Cardinal Fitness
Fishers Station	IN	Indianapolis	1,100,316	—	1,100,316	1.78%	12.10	Marsh Supermarkets
Geist Pavilion	IN	Indianapolis	896,539	—	896,539	1.45%	16.73	Party Tree, Ace Hardware
Glendale Town Center	IN	Indianapolis	2,104,079	168,996	2,273,075	3.67%	5.65	Federated Department Stores, Inc., Kerasotes Theatres, Staples, Indianapolis Library, Lowe's Home Improvement (non-owned), Target (non-owned)
Greyhound Commons	IN	Indianapolis	—	202,500	202,500	0.33%	—	Lowe's Home Improvement (non-owned)
Hamilton Crossing Centre	IN	Indianapolis	1,424,298	71,500	1,495,798	2.41%	17.55	Office Depot
Martinsville Shops	IN	Martinsville	160,818	—	160,818	0.26%	14.64	Walgreens (non-owned)
Red Bank Commons	IN	Evansville	358,792	—	358,792	0.58%	14.98	Wal-Mart (non-owned), Home Depot (non-owned)
Stoney Creek Commons	IN	Indianapolis	464,755	—	464,755	0.75%	9.42	Lowe's Home Improvement (non-owned), HH Gregg, Office Depot
The Centre[4]	IN	Indianapolis	1,059,381	—	1,059,381	1.71%	13.60	Osco Drug
The Corner Shops	IN	Indianapolis	611,143	—	611,143	0.99%	14.90	Hancock Fabrics

1 Annualized Base Rent represents the contractual rent for December 2008 for each applicable property, multiplied by 12. This table does not include Annualized Base Rent from development property tenants open for business as of December 31, 2008.

2 Owned GLA represents gross leasable area that is owned by the Company. Total GLA includes Owned GLA, square footage attributable to non-owned anchor space and non-owned structures on ground leases.

3 Represents the three largest tenants that occupy at least 10,000 square feet of GLA at the property, including non-owned anchors.

4 A third party manages this property.

OPERATING RETAIL PROPERTIES – TABLE II (CONTINUED)

Property	State	MSA	Annualized Base Rent Revenue[1]	Annualized Ground Lease Revenue	Annualized Total Retail Revenue	Percentage of Annualized Total Retail Revenue	Base Rent Per Leased Owned GLA[2]	Major Tenants and Non-Owned Anchors[3]
Traders Point	IN	Indianapolis	$ 3,957,335	$ 435,000	$ 4,392,335	7.09%	$ 14.41	Dick's Sporting Goods, Kerasotes Theatres, Marsh Supermarkets, Bed Bath & Beyond, Michaels, Old Navy, PetSmart
Traders Point II	IN	Indianapolis	762,418	—	762,418	1.23%	26.65	
Whitehall Pike	IN	Bloomington	1,014,000	—	1,014,000	1.64%	7.86	Lowe's Home Improvement
Zionsville Place	IN	Indianapolis	234,020	—	234,020	0.38%	20.89	
Ridge Plaza	NJ	Oak Ridge	1,665,073	—	1,665,073	2.69%	16.12	A&P Grocery, CVS
Eastgate Pavilion	OH	Cincinnati	2,366,522	—	2,366,522	3.82%	10.02	Best Buy, Dick's Sporting Goods, Value City Furniture
Cornelius Gateway	OR	Portland	216,550	—	216,550	0.35%	19.21	FedEx/Kinkos
Shops at Otty	OR	Portland	249,665	136,300	385,965	0.62%	28.29	Wal-Mart (non-owned)
Burlington Coat Factory	TX	San Antonio	510,150	—	510,150	0.82%	4.75	Burlington Coat Factory
Cedar Hill Village	TX	Dallas	686,247	—	686,247	1.11%	16.45	24 Hour Fitness, JC Penney (non-owned)
Galleria Plaza	TX	Dallas	177,876	—	177,876	0.29%	27.00	
Market Street Village	TX	Hurst	2,008,858	115,700	2,124,558	3.43%	12.92	Circuit City, Jo-Ann Fabric, Ross Dress For Less
Plaza at Cedar Hill	TX	Dallas	3,299,215	—	3,299,215	5.32%	12.71	Hobby Lobby, Office Max, Ross Dress For Less, Old Navy, Marshalls, Sprouts Farmers Market
Plaza Volente	TX	Austin	2,229,470	100,000	2,329,470	3.76%	15.27	H-E-B Grocery
Preston Commons	TX	Dallas	640,708	—	640,708	1.03%	25.15	Lowe's Home Improvement (non-owned)
Sunland Towne Centre	TX	El Paso	2,629,500	104,809	2,734,309	4.41%	9.61	HMY RoomStore, Kmart, Bed Bath & Beyond
50th & 12th	WA	Seattle	475,000	—	475,000	0.77%	32.76	Walgreens
Gateway Shopping Center	WA	Seattle	1,728,968	229,500	1,958,468	3.16%	22.47	PetSmart, Ross Dress for Less, Rite Aid
Sandifur Plaza	WA	Pasco	196,320	—	196,320	0.32%	18.96	
		TOTAL	**$ 57,940,879**	**$ 4,047,025**	**$ 61,987,904**	**100%**	**$ 12.81**	

See prior page for footnote disclosure.

OPERATING COMMERCIAL PROPERTIES

As of December 31, 2008

Property	MSA	Year Built/ Renovated	Acquired, Redeveloped or Developed	Owned NRA	Percentage Of Owned NRA Leased	Annualized Base Rent[1]	Percentage of Annualized Commercial Base Rent	Base Rent Per Leased Sq. Ft.	Major Tenants
Indiana									
30 South[3]	Indianapolis	1905/2002	Redeveloped	298,346	94.2%	$ 4,963,090	77.1%	$ 16.64	Indiana Supreme Court, City Securities, Kite Realty Group
Pen Products	Indianapolis	2003	Acquired	85,875	100.0%	834,705	13.0%	9.72	Indiana Dept. of Administration
Union Station Parking Garage[2]	Indianapolis	1986	Acquired	N/A	N/A	N/A	N/A	N/A	Denison Parking Management Agreement
Indiana State Motorpool	Indianapolis	2004	Developed	115,000	100.0%	639,400	9.9%	5.56	Indiana Dept. of Administration
			TOTAL	**499,221**	**96.5%**	**$ 6,437,195**	**100.0%**	**$ 12.89**	

_____

1   Annualized Base Rent represents the monthly contractual rent for December 2008 for each applicable property, multiplied by 12.

2   The garage is managed by a third party.

3   Annualized Base Rent includes $890,942 from the Company and subsidiaries as of December 31, 2008.

RETAIL OPERATING PORTFOLIO – TENANT BREAKDOWN[1]

As of December 31, 2008

Property	State	Owned Gross Leasable Area Anchors	Shops	Total	Percent of Owned GLA Leased Anchors	Shops	Total	Annualized Base Rent[1] Anchors	Shops	Ground Lease	Total	Annualized Base Rent per Leased Sq. Ft. Anchors	Shops	Total
Bayport Commons	FL	71,563	23,193	94,756	100.0%	62.4%	90.8%	1,107,187	456,261	—	1,563,448	15.48	31.51	18.18
Circuit City Plaza	FL	33,014	12,892	45,906	100.0%	35.5%	81.9%	594,252	118,950	—	713,202	18.00	26.00	18.97
Eagle Creek Lowe's	FL	—	—	—	0.0%	0.0%	0.0%	—	—	800,000	800,000	—	—	—
Estero Town Commons	FL	—	25,600	25,600	0.0%	75.8%	75.8%	—	549,685	871,000	1,420,685	—	28.32	28.32
Indian River Square	FL	116,342	27,904	144,246	100.0%	87.5%	97.6%	973,085	463,871	—	1,436,956	8.36	19.01	10.21
International Speedway Square	FL	200,401	20,500	220,901	100.0%	63.3%	96.6%	2,130,281	247,506	362,900	2,740,688	10.63	19.08	11.14
Kings Lake Square	FL	49,805	35,692	85,497	100.0%	90.8%	96.2%	358,890	768,041	—	1,126,931	7.21	23.70	13.71
Pine Ridge Crossing	FL	65,999	39,516	105,515	100.0%	89.6%	96.4%	627,628	928,513	—	1,556,141	9.46	26.22	15.29
Riverchase Plaza	FL	48,890	29,450	78,340	100.0%	94.7%	98.0%	386,231	750,738	—	1,136,969	7.90	26.92	14.81
Tarpon Springs Plaza	FL	60,151	22,395	82,546	100.0%	94.6%	98.5%	1,144,008	681,909	128,820	1,954,737	19.02	32.19	22.45
Wal-Mart Plaza	FL	138,323	39,503	177,826	100.0%	91.0%	98.0%	554,049	380,225	—	934,274	4.01	10.57	5.36
Waterford Lakes Village	FL	51,703	26,245	77,948	100.0%	78.0%	92.6%	408,452	420,601	—	835,113	7.90	20.85	11.53
Kedron Village	GA	68,845	88,563	157,408	100.0%	79.7%	88.6%	849,648	1,612,034	—	2,461,682	12.34	22.85	17.66
Publix at Acworth	GA	37,888	31,740	69,628	100.0%	95.6%	98.0%	337,203	472,562	—	809,765	8.90	15.58	11.87
Publix Centre at Panola	GA	51,674	21,405	73,079	100.0%	100.0%	100.0%	413,392	466,946	—	880,338	8.00	21.81	12.05
Fox Lake Crossing	IL	65,977	33,095	99,072	100.0%	54.1%	84.7%	775,230	399,870	—	1,175,100	11.75	22.32	14.01
Naperville Marketplace	IL	61,683	21,607	83,290	100.0%	51.0%	87.3%	702,879	218,331	—	921,210	11.40	19.81	12.67
50 South Morton	IN	—	2,000	2,000	0.0%	100.0%	100.0%	—	114,000	—	114,000	—	57.00	57.00
54th & College	IN	—	—	—	0.0%	0.0%	0.0%	—	-	260,000	260,000	—	—	—
Beacon Hill	IN	—	57,321	57,321	0.0%	60.4%	60.4%	—	614,579	60,000	674,579	—	17.75	17.75
Boulevard Crossing	IN	73,440	50,256	123,696	100.0%	90.9%	96.3%	788,394	815,310	—	1,603,704	10.74	17.85	13.46
Bridgewater Marketplace I	IN	—	26,000	26,000	0.0%	17.3%	17.3%	—	91,989	—	91,989	—	20.40	20.40
Cool Creek Commons	IN	63,600	60,978	124,578	100.0%	91.1%	95.6%	643,200	1,340,874	—	1,984,074	10.11	24.15	16.66
Fishers Station	IN	57,000	57,457	114,457	100.0%	59.1%	79.5%	575,000	525,316	—	1,100,316	10.09	15.47	12.10
Geist Pavilion	IN	27,955	36,159	64,114	100.0%	70.9%	83.6%	379,814	516,725	—	896,539	13.59	20.15	16.73
Glendale Town Center	IN	329,588	73,739	403,327	100.0%	58.3%	92.4%	1,207,305	896,774	168,996	2,273,075	3.66	20.87	5.65
Greyhound Commons	IN	—	—	—	0.0%	0.0%	0.0%	—	—	202,500	202,500	—	—	—
Hamilton Crossing Centre	IN	30,722	51,702	82,424	100.0%	97.5%	98.4%	345,623	1,078,676	71,500	1,495,799	11.25	21.39	17.55
Martinsville Shops	IN	—	10,986	10,986	0.0%	100.0%	100.0%	—	160,818	—	160,818	—	14.64	14.64
Red Bank Commons	IN	—	34,308	34,308	0.0%	69.8%	69.8%	—	358,792	—	358,792	—	14.98	14.98
Stoney Creek Commons	IN	49,330	—	49,330	100.0%	0.0%	100.0%	464,755	—	—	464,755	9.42	—	9.42
The Centre	IN	18,720	61,969	80,689	100.0%	95.5%	96.5%	170,352	889,029	—	1,059,381	9.10	15.03	13.60
The Corner Shops	IN	12,200	30,345	42,545	100.0%	95.0%	96.4%	88,450	522,693	—	611,143	7.25	18.13	14.90
Traders Point	IN	238,721	40,837	279,558	100.0%	87.8%	98.2%	3,127,248	830,087	435,000	4,392,335	13.10	23.16	14.41
Traders Point II	IN	—	46,600	46,600	0.0%	61.4%	61.4%	—	762,418	—	762,418	—	26.65	26.65
Whitehall Pike	IN	128,997	—	128,997	100.0%	0.0%	100.0%	1,014,000	—	—	1,014,000	7.86	—	7.86
Zionsville Place	IN	—	12,400	12,400	0.0%	90.3%	90.3%	—	234,020	—	234,020	-	20.89	20.89
Ridge Plaza	NJ	69,612	45,476	115,088	100.0%	74.0%	89.7%	997,762	667,311	—	1,665,073	14.33	19.83	16.12
Eastgate Pavilion	OH	231,730	4,500	236,230	100.0%	100.0%	100.0%	2,233,771	132,750	—	2,366,522	9.64	29.50	10.02
Cornelius Gateway Build-to-Suit	OR	—	21,000	21,000	0.0%	53.7%	53.7%	—	216,550	—	216,550	—	19.21	19.21
Shops at Otty	OR	—	9,845	9,845	0.0%	89.6%	89.6%	—	249,665	136,300	385,965	—	28.29	28.29
Burlington Coat Factory	TX	107,400	—	107,400	100.0%	0.0%	100.0%	510,150	—	—	510,150	4.75	—	4.75
Cedar Hill Village	TX	32,231	12,031	44,262	100.0%	78.8%	94.2%	483,465	202,782	—	686,247	15.00	21.39	16.45
Galleria Plaza	TX	31,396	12,910	44,306	0.0%	51.0%	14.9%	—	177,876	—	177,876	—	27.00	27.00
Market Street Village	TX	136,746	19,879	156,625	100.0%	94.0%	99.2%	1,570,081	438,777	115,700	2,124,558	11.48	23.49	12.92
Plaza at Cedar Hill	TX	227,106	72,741	299,847	84.8%	92.0%	86.5%	1,954,009	1,345,206	—	3,299,215	10.15	20.10	12.71
Plaza Volente	TX	105,000	51,333	156,333	100.0%	79.9%	93.4%	1,155,000	1,074,470	100,000	2,329,470	11.00	26.20	15.27
Preston Commons	TX	—	27,539	27,539	0.0%	92.5%	92.5%	—	640,708	—	640,708	—	25.15	25.15
Sunland Towne Centre	TX	277,131	30,343	307,474	88.9%	90.1%	89.0%	2,159,495	470,005	104,809	2,734,309	8.77	17.19	9.61
50th & 12th	WA	14,500	—	14,500	100.0%	0.0%	100.0%	475,000	—	—	475,000	32.76	—	32.76
Gateway Shopping Center	WA	64,637	36,312	100,949	100.0%	33.9%	76.2%	1,337,747	391,221	229,500	1,958,468	20.70	31.81	22.47
Sandifur Plaza	WA	—	12,552	12,552	0.0%	82.5%	82.5%	—	196,320	—	196,320	—	18.96	18.96
TOTAL		**3,450,020**	**1,508,818**	**4,958,838**	**97.2%**	**77.6%**	**91.2%**	**$33,043,035**	**$24,897,844**	**$4,047,026**	**$61,987,904**	**$9.85**	**$21.27**	**$12.81**

---

1   This table does not include annualized base rent from development property tenants open for business as of December 31, 2008.